Empire Insurance Company v. Western Water Company, et al.

On August 24, 2004, Empire Insurance Company filed a lawsuit in Delaware Chancery Court naming Western Water Company, the T. Rowe Price Small-Cap Value Fund, T. Rowe Price New Era Fund, Price Associates and Ashford Capital Management as defendants. The Price Funds named are holders of Western Water Series C preferred shares. The Series C shareholders have the right to select a majority of directors if Western Water's Board fails to pay two or more consecutive dividend payments on the preferred shares. In January 2004, after Western Water's Board failed to pay the second consecutive dividend, the Series C shareholders exercised their right to nominate two directors to the Board. Subsequently, the Board declared a dividend then entered into a Stockholder Loan and Security Agreement, whereby the Series C shareholders agreed to lend the dividend amount declared to the Company (to preserve is cash in order to execute a liquidation strategy for its water assets), and the Company granted to the preferred shareholders a security interest in certain of the Company's assets. The lawsuit was brought by a holder of an unsecured Western Water bond, and it asserted that the company was either insolvent or in the "zone of insolvency" at the time the dividend was declared. It alleged breaches of fiduciary duty against Western Water, its directors and the Series C preferred shareholders. The parties reached an agreement to settle the matter in December 2004. Under the terms of a Settlement Agreement dated December 7, 2004, the defendants agreed to relinquish their security interest in the Company's assets and to rescind the notes for the unpaid dividends and take new notes at a lower interest rate. No monetary damages were paid by the parties.